July 27, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Mary Mast Angela Connell

Re:	RVL Pharmaceuticals plc Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 20, 2023
File No. 001-38709

Ladies and Gentlemen:

RVL Pharmaceuticals plc (the “Company”) is submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated June 15, 2023 (the “Comment Letter”), pertaining to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 20, 2023 (the “Annual Report”).

The Staff’s comments, as reflected in the Comment Letter, are reproduced in italics below, and the corresponding responses of the Company are shown below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to the Consolidated Financial Statements

Note 5. Revenue, page 91

1.	Refer to your response to comment 3. You state that Eversana assumes legal title to the product at the time of shipment to the end customer practitioner while the product is in transit to the end customer practitioner. Please address the following:

•	With respect to identifying the customer,

•	Clarify to us when title of the product transfers from you to Eversana.
•	Tell us why transfer of title does not preclude Eversana from being considered the customer pursuant to ASC 606-10-15-3.
•	Tell us the nature of the contract the end customer practitioner enters into with you to purchase the product.
•	Confirm to us that Eversana does not pay you for the goods shipped to them or is not obligated to pay you if the end practitioner does not pay.

•	Tell us if Eversana has inventory risk before the product is transferred to the end customer practitioner. Refer to ASC 606-10-55-39b.
•	Tell us who has primary responsibility for fulfilling the order and why. Refer to ASC 606-10-55-39a.
•	Tell us when your performance obligations under the contract have been satisfied and why.
•	Provide us a detailed example of each step of the process from how the end customer practitioner places the order to how the end customer practitioner pays for the order. In particular, tell us Eversana's role in the process. Address if the end customer practitioner places the order directly with you or through Eversana.

Response to Comment 1:

In response to the Staff’s comment, please see below for an enhanced discussion of the accounting considerations made under Financial Accounting Standards Board, Accounting Standards Codification 606, Revenue from contracts with customers (“ASC 606”), with respect to the Company’s Direct Dispense model, building on portions of the Company’s response to comment 3 included in its response letter submitted to the SEC on May 25, 2023.

Direct Dispense - Background

In September 2021, the Company initiated its Direct Dispense program to eye care practices. In early 2022, the Company expanded the offering to medical aesthetics professionals, and, in the second half of 2022, the Company further expanded the offering to select telemedicine partners (telemedicine partners together with eye care practices and medical aesthetics professionals, the “practitioners”). Pursuant to the Direct Dispense model, practitioners can purchase case quantities of Upneeq directly from the Company and then resell and dispense Upneeq directly from the practitioner’s office to patients who are diagnosed with acquired blepharoptosis and prescribed Upneeq by the practitioner.

The Direct Dispense model relies upon a third-party logistical partner, Eversana Life Science Services (“Eversana”) as an authorized distributor of record, to satisfy certain regulatory requirements (including, but not limited to, the Prescription Drug Marketing Act) and ship product to the practitioner on behalf of the Company.

Direct Dispense – Detailed Process Example

The following section is intended to respond to the portion of the Staff’s comment that includes the following:

Provide us a detailed example of each step of the process from how the end customer practitioner places the order to how the end customer practitioner pays for the order. In particular, tell us Eversana's role in the process. Address if the end customer practitioner places the order directly with you or through Eversana.

The Company refers the Staff to Exhibit A for a detailed illustration of each step of the Direct Dispense process that includes, among other things, how the end customer practitioner places the order, how the end customer practitioner pays for the order and Eversana’s role in the process.

Direct Dispense – Requested Clarifications

The following section is intended to respond to the portions of the Staff’s comment that include the following:

Clarify to us when title of the product transfers from you to Eversana

Confirm to us that Eversana does not pay you for the goods shipped to them or is not obligated to pay you if the end practitioner does not pay.

As detailed in Exhibit A, legal title to the product transfers from the Company to Eversana when Eversana engages a third-party shipping intermediary on the Company’s behalf. Eversana retains legal title until the third-party shipping intermediary delivers the product to the end customer practitioner. This title arrangement was implemented because Eversana, and not the Company, possessed the necessary state licenses to affect a legally compliant sale transaction. Eversana earns a fee from the Company for its temporary acceptance of title to the product in order to effect a legally compliant sale transaction. Such a fee is based on the product cost incurred by the Company and is not based on the selling price of the product or any other economics determined between the Company and the practitioner.

In no event is Eversana obligated to compensate the Company, whether by direct payment or offset payment, for the goods shipped. Eversana is never obligated to pay the Company in the event the practitioner does not pay the Company for the product.

Direct Dispense – Determining the Customer

The following section is intended to respond to the portion of the Staff’s comment that includes the following:

Tell us why transfer of title does not preclude Eversana from being considered the customer pursuant to ASC 606-10-15-3.

The Company concluded that the end customer practitioner, and not Eversana, meets the definition of a customer under ASC 606-10-15-3, which states: “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” This conclusion was based on the fact that the end customer practitioner enters into a contract with the Company to purchase the product and is the ultimate beneficiary of the product. There is no basis on which to conclude that Eversana is the customer pursuant to ASC 606-10-15-3 because Eversana has not contracted to obtain any goods or services; rather, Eversana has contracted to provide specified channel management services to the Company. The Company believes that Eversana’s temporary acceptance of title to the product solely to effect a legally compliant sale transaction is not indicative that Eversana is the customer as Eversana is not contracting for the purchase of product; rather, it is contracting to provide the service of fulfilling the Company’s obligation to the end customer practitioner. This conclusion is further supported by the principle of control in ASC 610-10-25-25 and the principal vs. agent considerations in ASC 610-10-55-39 (a) and (b) discussed further below.

Direct Dispense – Nature of the Contract

The following section is intended to respond to the portion of the Staff’s comment that includes the following:

Tell us the nature of the contract the end customer practitioner enters into with you to purchase the product.

Under ASC 606-10-25-2, “a contract is an agreement between two or more parties that creates enforceable rights and obligations.” As detailed in Exhibit A, the end customer practitioner enters into a contract with the Company by submitting a purchase order via a standardized website portal, which creates a legally enforceable agreement with rights and obligations.

The following considerations from ASC 606-10-25-1 were made to ensure the above referenced contract falls in the scope of ASC 606:

•	Both parties to the contract (the Company and practitioner) have approved the contract and are committed to perform their respective obligations. The Company has designed the website portal to receive orders under its specifications and invited the practitioner to submit its order within the portal. The Company demonstrates its commitment by accepting payment and promptly activating Eversana as its agent to ship the product. The practitioner has agreed to the Company’s Upneeq program sales terms and conditions as a part of the terms of use of the portal and demonstrates its commitment by remitting payment to the Company in full in advance.

•	The Company can unambiguously identify each party’s rights regarding the pharmaceutical product to be transferred. The practitioner has the right to receive and control the product, and the Company has the right to receive payment for the product.

•	The Company can clearly identify the payment terms for the goods to be transferred and it is probable that the Company will collect substantially all of the consideration to which it will be entitled in exchange for the goods that will be transferred to the practitioner. As explained further in Exhibit A, upon submission of an order, the practitioner delivers payment in full, typically via credit card, directly to the Company. On the occasion when the Company offers credit terms to a practitioner, the Company assesses the practitioner’s ability and intention to pay all of the consideration.

•	The contract has commercial substance. The Company’s cash flow changes as a result of the arrangement.

Direct Dispense – Principal vs. Agent

The following section is intended to respond to the portion of the Staff’s comment that includes the following:

Tell us who has primary responsibility for fulfilling the order and why. Refer to ASC 606-10-55-39a.

Tell us if Eversana has inventory risk before the product is transferred to the end customer practitioner. Refer to ASC 606-10-55-39b.

The Company concluded that it has primary responsibility for fulfilling the order and is the principal in the arrangement with the end customer practitioner and that Eversana acts in the capacity as an agent for the Company.

This conclusion is based on the fact that the Company retains control over the product prior to the transfer to the end customer practitioner, with “control” being defined by ASC 606-10-25-25 to refer to “the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset … the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset.”

As illustrated in Exhibit A, the Company consistently exhibits its control over the product during the Direct Dispense lifecycle, including when the product resides in Eversana’s custody during their delivery of channel management services and also when the product resides in the custody of the third-party shipping intermediary during the product delivery. Only the Company determines to whom the product is sold and at what price. The Company obtains the product order from the practitioner, conveys the product order details to Eversana, determines the third-party shipping intermediary to fulfil the product shipment and directs Eversana to provide the channel management services on its behalf. Further, the end customer practitioner interacts solely with the Company and pays only the Company directly for the purchase of the product. Lastly, Eversana is ultimately compensated by the Company for the channel management services rendered, including a fee for Eversana’s temporary acceptance of title to the product in order to effect a legally compliant sale transaction. Such a fee is based on the product cost incurred by the Company and is not based on the selling price of the product or any other economics determined between the Company and the practitioner.

Additionally, the Company considered each of the following relevant indicators found in ASC 606-10-55-39, which in aggregate reinforce the conclusion that the Company is the principal in the arrangement:

•	Pursuant to ASC 606-10-55-39a, “The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity's behalf.” The Company is primarily responsible for fulfilling the promise to provide the specified good to the practitioner as evidenced by the Company being solely responsible for ensuring the delivered product meets the specifications as had been conveyed to and established with the practitioner. In no circumstances would the practitioner have a basis to assert that Eversana would be required to fulfil the promise. The practitioner’s only recourse would be to compel the Company to act. Such an arrangement is indicative that Eversana, being directed by the Company to ship specified quantities to specified customers, is simply acting as an agent on the Company’s behalf.

•	Pursuant to ASC 606-10-55-39b, “The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.” The Company substantively maintains inventory risk at all times prior to delivery of the product to the practitioner, including prior to obtaining the contract and while the product is in the custody of Eversana and any third-party shipping intermediary tasked with delivering the product to a practitioner. In the event of a product loss experienced during transit from Eversana to the practitioner, the Company, despite Eversana accepting legal title during such time for purposes of effectuating a legally compliant sale transaction, remains solely responsible for making a freight loss claim with the third-party shipping intermediary. Such an arrangement is highly indicative that the Company has the sole ability to direct the use of, and obtain substantially all of the remaining benefits from, the product before it is delivered to the practitioner. Furthermore, Eversana never obtains the title to the product prior to the establishment of the contract by the practitioner and the Company or the Company’s direction to Eversana to ship the product.

Direct Dispense – Performance Obligations

The following section is intended to respond to the portion of the Staff’s comment that includes the following:

Tell us when your performance obligations under the contract have been satisfied and why.

The Company’s performance obligations under a contract with an end customer practitioner are satisfied when the third-party shipping intermediary delivers the product to the end customer practitioner. Contracts placed in accordance with the terms of the Company’s Direct Dispense program contain only a distinct promise to transfer a product (Upneeq) to the practitioner’s designated location(s). There are no other rights or promises conveyed to the practitioner, either explicitly or implicitly. Because the shipping and handling activities associated with fulfilling the Company’s promise to transfer the product are performed before the practitioner obtains control of the product, such activities do not represent a separate and distinct performance obligation under the contract.

As explained further in Exhibit A, the Company’s shipping terms with the end customer practitioner are based on FOB destination. As a result, until such time as the third-party shipping intermediary delivers the product to the end customer practitioner and thereby transfers control of the product on behalf of the Company, the Company's performance obligation to the end customer practitioner remains unfulfilled and therefore will not result in the Company's recognition of revenue under ASC 606.

2.	Refer to your response to comment 4 and Exhibit B as well as your current disclosure in Notes 2 and 5 to the consolidated financial statements. Please confirm that you will revise your accounting policy disclosure in future filings to describe your revenue recognition policy as it relates to each type of fulfillment arrangement (e.g., Pharmacy, Direct Dispense and Virtual Inventory.)

Response to Comment 2:

In response to the Staff’s comment, the Company advises the Staff that it will revise future filings to enhance its accounting policy disclosures to describe its revenue recognition policy as it relates to each type of fulfillment arrangement (Pharmacy Sales, Direct Dispense and Virtual Inventory).

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (908) 809-1390 or William Michener of Ropes & Gray LLP at (617) 951-7247.

Very truly yours,

By:	/s/ Brian Markison
Name:	Brian Markison
Title:	Chief Executive Officer

cc:	Michael J. DePetris (RVL Pharmaceuticals plc)
Craig Marcus (Ropes & Gray LLP)
William Michener (Ropes & Gray LLP)

Exhibit A – Direct Dispense Detailed Process Example

Step	Description

1.	Staging. Prior to the processing of any sale, the Company stages adequate quantities of Upneeq with Eversana to fulfill future orders received under the Direct Dispense model. Such inventories remain in the title of the Company while being warehoused by Eversana. Eversana earns specified channel management service fees from the Company to compensate for warehousing, shipment and related services, with such fees bearing no relation to any subsequent sales of product to practitioners.

2.	Solicitation. Representatives of the Company solicit the practitioner.

3.	Order. The practitioner, after accepting the Company’s Upneeq program sales terms and conditions as a part of the terms of use, submits a purchase order via a standardized website portal. The Upneeq program sales terms and conditions do not refer to Eversana. Shipping terms are unspecified within the sales terms and conditions. Accordingly, the Company takes the position that shipping terms follow Freight on Board (“FOB”) Destination, reflecting a legal transfer of title only at the time of fulfillment completion at the practitioner’s specified location(s).

4.	Payment. Upon submission of its order, the practitioner delivers payment in full, typically via credit card, directly to the Company. Occasionally, the Company may offer credit terms to the practitioner, which would negate pre-payment by the practitioner prior to fulfillment.

5.	Acknowledgment. The Company, upon accepting the practitioner’s purchase order after finding it complete and accurate in all respects and upon processing the practitioner’s payment, as applicable, acknowledges the transaction by email directly to the practitioner. In the event of a credit terms sale, the Company would additionally manually submit an invoice to the practitioner.

6.	Agent Activation. On a daily basis, Direct Dispense orders are batched and sent by the Company electronically via a Secured File Transport Protocol (SFTP) website for interface into Eversana’s fulfillment system. A Company representative, not the practitioner, may interface with Eversana should any elements of the practitioner’s order, or the Company’s batch transfer, be incomplete or inaccurate.

7.	Compliance. On behalf of the Company, Eversana performs regulatory and compliance checks in conformity with its established process and procedures to ensure compliance with laws, including, but not limited to, the Prescription Drug Marketing Act. On behalf of the Company, Eversana prepares standard shipping documentation to accompany the product and standardized reporting in a compliant manner.

8.	Fulfillment Initiation. On behalf of the Company, Eversana ships the product to the practitioner’s location(s) via a third-party shipping intermediary. Such third-party shipping intermediary may be designated by the Company or by Eversana, in the event the Company declines or fails to designate a preferred carrier. At the Company’s direction, Eversana uses FedEx for the vast majority of shipments. At the point of fulfilment initiation, Eversana assumes title to the product in order to effect a legally compliant sale transaction.

9.	Fulfillment Completion. Product is successfully delivered to the practitioner location by a third-party shipping intermediary. Such an intermediary concurrently interfaces with Eversana to report the delivery details by inputting data into Eversana’s fulfillment system. At the point of fulfilment completion, the practitioner assumes title to the product.

10.	Revenue Recognition. After confirming the successful delivery of the product to the practitioner location by a third-party intermediary via standardized self-service reporting available from Eversana’s fulfillment system, at which point the Company’s obligation to deliver the product to the practitioner is fulfilled, the Company recognizes revenue. At any period end, the Company maintains deferred revenues representing cash collected from sales made to practitioners under the Direct Dispense program where the Company has not completed the revenue recognition process.

11.	Customer Service. All forms of customer service, whereby the needs of the practitioner are obtained and addressed at any stage of the above process, are performed solely by the Company. Eversana has no contractual relationship nor interaction with any practitioner. Accordingly, any customer issues associated with packaging, compliance and or delivery, etc., including any damage claimed in transit, are administered and overseen by the Company.

12.	Agent Compensation. On a monthly basis, Eversana submits an itemized invoice to the Company detailing its channel management services rendered in the most recently completed monthly period.